EXHIBIT 11.1

Exhibit 11.1 - Computation of Earnings per Share

September 30, 2005
Basic:

Net Income	($1,602,632)

Average shares:
Average shares outstanding	89,242,284

Net income per common share, basic	($0.02)

Diluted:

Net Income	($1,602,632)

Average shares:
Average shares outstanding	100,633,784

Net income per common share, basic	($0.02)